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Climate-Positive Bamboo Building Materials

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rizomeco.com   Bradenton FL

Hardware | Technology | Infrastructure | Moonshots | Agriculture

LEAD INVESTOR



Lorn Douglas Retired

My personal mission: "I inhabit a sustainable world of love, gratitude and abundance by exemplifying that and being an inspiration to others." Rizome is in total alignment with this mission and will be healing some of the damage my (Baby Boomer) generation has one to the planet. When I read what Rizome is doing and their vision I feel great to be part of that. Imagine the possibility of sequestering 1% of the worlds carbon emissions just on one island. Rizome can be recreated in the tropics around the planet. With an impending shortage of plywood, which is indispensable to construction, we are the solution!

Invested $10,000 this round & $150,000 previously

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Highlights

1. RIZOME is the Global Leader in Bamboo Engineered Lumber
2. RIZOME hopes to be profitable by June 2021 after building the largest bamboo factory in the world
3. Investor Perk! Sequester 20 tonnes of CO_2 per $1000 invested
4. Impact: Support our mission to sequester 10 Gigatons of CO_2 by 2050
5. Impact: Support Indigenous Land Rights
6. Impact: Create regenerative circular economies in Florida, SE Asia, and Globally

Our Team



Troy Carter Chief Strategy Officer

Planetary Regeneration

> Our team is committed to ecological, climate, and community health. We have dedicated our lives to creating circular economies that work for everyone. Bamboo is amazing: it grows 10x faster than trees, regrows after harvest, and is 2.5x the strength/weight ratio as steel.



Russell Smith CEO



David Sands Chief Design Officer

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The Cities of the Future will be made of Bamboo

The global construction industry is an ecological disaster...

Buildings are the biggest source of carbon emissions in the world: 39% of CO2 emissions come from construction materials and building operations.

Cement contributes ~7% and steel ~8% of global emissions. Wood requires huge land areas and are harvested globally at unsustainable rates, with 18.7 million acres/year of new deforestation. There's no end in sight as new construction demand will continue to grow to accommodate population expansion, rural migration to cities, and climate refugees. Carbon offset reforestation projects are notoriously difficult to get verified, track, and prove CO2 sequestration, so have been hampered in large-scale implementation.

Introducing RIZOME

We're on a mission for the planet to make urban development regenerative.

At RIZOME, we're **planting** one of the largest carbon sequestration projects on the planet, **scaling** engineered bamboo lumber into a primary global construction material, and **building** the first climate-positive cities and buildings.

Regenerative Bamboo Cities

> ***"Engineered bamboo lumber is the material technology that will launch a regenerative urban revolution."***

We believe that one of the largest disruptions in construction materials in the coming decades will be the widespread adoption of structural bamboo. As this shift occurs, every new building will support a climate-positive CO2 drawdown, and create regenerative local bamboo economies in regions that need it the most.

Mass Timber



Wood buildings are amazing. They are beautiful, sustainable, fast to build, and safe. If you haven't gotten on the mass timber train yet, check out this talk by Michael Greene or this podcast by Sidewalk Labs, or Katerra, who are doing some of the coolest things for the modern wood



movement. Even super-tall skyscrapers are in the works. And ***everything that can be made from wood can be made with bamboo***, and better.

Engineered Bamboo Lumber

> ***"We have created the first-ever viable bamboo alternative to steel, concrete, and wood."***

Bamboo is amazing. It is super strong and light, which means we can build cheaper, taller, and safer buildings than ever before. At RIZOME we've developed the first large-scale engineered structural bamboo lumber after two decades of materials science, sourcing, regulatory compliance, and manufacturing innovation.

Superior Construction Material

> ***"• 2x stronger than wood***
>
> ***• 2.5x the tensile strength of steel (by weight)***
>
> ***• Has greater compressive strength than high-performance concrete***
>
> ***• More fire-resistant than wood: Class A fire rating, and chars rather than melts to prevent steel-framed catastrophic collapse***
>
> ***• More earthquake-proof than concrete/steel construction"***



How does it work?

First, we harvest the best giant bamboo in the world from a vast network of small farmers and indigenous groups throughout SE Asia. We then split the bamboo lengthwise into long slats and treat it with high-pressure borate to ensure longevity and fire resistance. Then we bond the slats together into plywood or thick timbers.

Sustainability

Bamboo is great for the planet. The more we harvest the faster it grows, sequestering carbon, restoring watersheds, providing wildlife habitat, and supporting small farmers and indigenous communities. We believe that modern development doesn't have to be a compromise between ecological health and human wellbeing and creativity.

Bamboo Sequesters a Ton of Carbon

Literally, every clump of giant bamboo sequesters more than a metric tonne of CO2 each year, which is the highest drawdown rate of any plant or technology we know.

> ***"• Bamboo sequesters 10x carbon vs trees : 200+ tonnes/hectare/year***
>
> ***• Bamboo uses only ~8% the land area than wood for the same amount of building material***
>
> ***• Bamboo's unique rhizome/root structure restores watersheds and prevents erosion***
>
> ***• Bamboo is a perennial grass: the more we harvest, the faster it grows!"***

We're planting one of the largest reforestation initiatives on the planet with the goal of drawing down 10 **gigatons** of CO2 from the atmosphere by 2050, or ~1% of total human-created greenhouse gas emissions. Carbon is sequestered in the soil and in long-term durable building materials, so the more we build, the greater the carbon drawdown.

Market Inflection

Our team's been at this a while. Some of the original pioneers of bamboo technology are finally seeing their research come to fruition. Our harvest and manufacturing has reached a level of efficiency that **makes bamboo as cheap as wood**, and we'll soon be at a scale to provide a consistent supply chain to the largest engineered lumber manufacturers and building developers globally. 2021 will be the year when bamboo dimensional lumber and plywood finally goes mainstream, kicking off a sustainability revolution in climate-positive building.*

**These projections cannot be guaranteed.*

Traction and Funding

We currently produce our bamboo lumber in the Philippines and are selling to customers in the US, Canada, and SE Asia. We're raising $1m in the next 30 days to finish building our second factory in the Philippines, and will be raising $7m by June 2021 to build our third factory, which will be the largest bamboo manufacturing facility in the world. We hope to expand to Indonesia, India, Mexico, and Florida in 2021 and 2022.*

**These projections cannot be guaranteed.*